SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under (Rule 13d-101) of the Securities Exchange Act of 1934
(Amendment No. 17)

 BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12017N105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6,1999

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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ITEM 1		Security and Issuer
			Common Stock
			Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
			11 Hanover Square
			New York, New York 10005
ITEM 2		Identity and Background
			a) Karpus Management, Inc. d/b/a Karpus Investment Management
			   ("KIM") George W. Karpus, President, Director, & controlling
      stockholder				 JoAnn VanDegriff, Vice President and Director
			   Sophie Karpus, Director
			b) 14 Tobey Village Office Park
			    Pittsford, New York 14534
			c) Principal business and occupation - Investment Management for
			    individuals, pension and profit sharing plans, corporations,
			    endowments, trusts and others, specializing in conservative asset
			    management (i.e., fixed income investments).
			d) None of George W. Karpus, JoAnn VanDegriff or Sophie
      Karpus (the "Principals") or KIM has been convicted in the past
      5 years of any criminal offence (excluding traffic violations).
			e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
			f) Each of the Principals is a United States citizen.
			    KIM is a New York State corporation.
ITEM 3		Source and Amount of Funds or Other Considerations.
			KIM, an independent investment advisor, has accumulated shares of the common stock of BBG on behalf of accounts that are managed by KIM
 ("the Accounts") under limited powers of attorney.   All funds that have
 been utilized in making such purchases are from such Accounts.
ITEM 4		Purpose of Transaction
			Karpus Investment Management had purchased shares of the Fund
			for various accounts managed by KIM for investment purposes.
			Joint Press Release  (May 25, 1999) (reformatted)
On May 25, 1999 Bull & Bear U.S. Government Securities Fund Inc. and Karpus
Management, Inc. announced that they have entered into a settlement of all litigation in the United States District Court for the Southern District of
New York and in the United States District Court for the District of
Maryland.  The settlement is subject to the approval of the Board of
Directors of the Fund.  In connection with the settlement, the Karpus group has agreed to sell its 12.7% stake in the Fund of 96,550 shares to Investor
Service Center, Inc., an affiliate o the Fund's investment manager and a wholly owned subsidiary of Winmill & Co. Incorporated (NASDAQ: WNMLA)
(formerly Bull & Bear Group, Inc) Investor Service Center will pay $12.875 per share.

The Board of Directors of the Fund approved the settlement of all litigation between the Fund and KIM. The sale of all holdings of the various accounts managed by Karpus Management Inc. to Investor Service Center, Inc. occurred with a trade date of July 30, 1999.

ITEM 5	Interest in Securities of the Issuer
	a) As of the date of this Report, KIM has completely divested all holdings for the various accounts under management. None of the Principals or KIM owns any other Shares.
 b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
 c) A total 95,175 shares of Bull & Bear U.S. Government Securities Fund,Inc.
 (BXL) were sold to Investor Service Center, Inc. (I.S.C). at a price of $12.875 (trade date of July 30, 1999) in a private sale according to the agreement dated June 25, 1999 between both parties. The June 25th agreement was a modification of the agreement reached on May 25, 1999. This transaction represents approximately 12.7% of the outstanding shares and the entire holdings of all current KIM accounts.


ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
           Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.
ITEM 7     Materials to be Filed as Exhibits
	None

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 6, 1999	Karpus Management, Inc.
       Date
	By: _________________________
	      George W. Karpus
 			             President